UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc (the 'Company' and 'GSK')
Awards under the GSK Deferred Investment Award programme

In accordance with the requirements of the EU Market Abuse Regulation the Company today announces a change in the interests of Persons Discharging Managerial Responsibilities ('PDMR') in notional shares of the Company as a result of awards made under the GlaxoSmithKline Deferred Investment Award programme (the 'Programme') on 3 September 2019. The awards under the Programme will vest on 13 February 2022.

Awards are made over notional Ordinary Shares. Vesting is subject to the individuals not having served GSK notice or having been terminated by GSK for cause. The awards will not accrue dividends, and on vesting, will be paid in cash.  Executive Directors are not eligible to receive awards under the Programme.

Both awards relate to the PDMRs' employment prior to their being appointed to GSK's Corporate Executive Team.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Conrad
b)	Position/status	SVP, Human Resources
c)	Initial notification/amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	An award of notional Ordinary Shares under the Company's Deferred Investment Award programme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£17.434	10,050
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-09-03
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms S Jackson
b)	Position/status	SVP, Global Communication and CEO Office
c)	Initial notification/amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	An award of notional Ordinary Shares under the Company's Deferred Investment Award programme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£17.434	10,050
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-09-03
f)	Place of the transaction	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: September 04, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc